FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-117367

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 21 DATED NOVEMBER 7, 2007
TO THE PROSPECTUS DATED MAY 23, 2005

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company” or the “REIT”), dated May 23, 2005 (the “Prospectus”), and should be read in conjunction with the Prospectus, Prospectus Supplement No. 19 thereto, dated March 22, 2007 and Prospectus Supplement No. 20 thereto, dated April 9, 2007. Unless otherwise indicated, the information contained herein is current as of the filing date of the prospectus supplement in which the Company initially disclosed such information. This Supplement will be delivered with the Prospectus.

TABLE OF CONTENTS

	Supplement No. 21 Page Number	Prospectus Page Number
Status of the Offering	2	N/A
Real Estate Investments	2	N/A
The Types of Real Estate that We Plan to Acquire and Manage	2	1
Acquisition Strategy	2	7
Shares Currently Outstanding	3	10
Risk Factors	3	40
Board of Directors and Executive Officers	6	72
Investment Objectives and Policies	9	90
Real Estate Investments	9	92
Acquisition Strategy	10	93
Real Property Investments	10	105
Specified Investments	11	N/A
Federal Income Tax Considerations	13	137

Status of the Offering

We commenced our initial public offering of 30,000,000 shares of common stock on May 23, 2005. As of November 5, 2007, we had received aggregate gross offering proceeds of approximately $122 million from the sale of approximately 12 million shares in our initial public offering. Additionally, Lightstone SLP, LLC, an affiliate of The Lightstone Group LLC (our “Sponsor”), has contributed $12 million to the operating partnership pursuant to the arrangement described in the “Compensation Table” and “Capital Resources” sections of our Prospectus. After allowing for the payment of approximately $8.5 million in selling commissions and dealer manager fees, and $3 million in other organization and offering expenses, as of November 5, 2007, we had raised aggregate net offering proceeds of approximately $122 million. The first closing for shares of our common stock was held on February 1, 2006, and thereafter, daily closings have occurred and will occur until termination of the offering.

Real Estate Investments

Our board of directors expanded the scope of our eligible investments to include the acquisition, holding and disposition of hotels (primarily extended stay hotels). The reasons for such change include the expertise of our sponsor who acquired the Extended Stay Hotels group of companies and control of its management company, which operates 684 extended stay hotels. The ability to draw upon their expertise, the intense competition in the real estate market for all types of assets and the ability to better diversify our portfolio caused our board of directors to review our investment objectives and expand them to include lodging facilities.

The Types of Real Estate that We Plan to Acquire and Manage

The information contained in the section captioned “Prospectus Summary-The Types of Real Estate that We Plan to Acquire and Manage” on p. 1 of the Prospectus is replaced by the following:

We intend to acquire residential and commercial properties, principally in the continental United States. Our acquisitions may include both portfolios and individual properties. We expect that our commercial holdings will consist of retail (primarily multi-tenanted shopping centers), lodging (primarily extended stay hotels) and industrial and office properties and that our residential properties will be principally comprised of “Class B” multi-family complexes. For a definition of “Class B” properties, see “Investment Objectives and Policies—Real Estate Investments.”

Some of our properties may be acquired through our affiliates. As of the date of this prospectus, we have made six real property acquisitions, each described in "Real Property Investments—Specified Investments."

Acquisition Strategy

The information contained in the section captioned “Prospectus Summary-Acquisition Strategy” on p. 7 of the Prospectus is replaced by the following:

We intend to acquire residential and commercial properties principally, substantially all of which will be located in the continental United States. Our acquisitions may include both portfolios and individual properties. We expect that our commercial holdings will consist of retail (primarily multi-tenanted shopping centers), lodging (primarily extended stay hotels) and industrial and office properties and that our residential properties will be principally comprised of “Class B” multi-family complexes.

We expect that we will acquire the following types of real estate interests:

•
Fee interests in market-rate, middle market multifamily properties at a discount to replacement cost located either in emerging markets or near major metropolitan areas. We will attempt to identify those sub-markets with job growth opportunities and demand demographics which support potential long-term value appreciation for multifamily properties.

•
Fee interests in well-located, multi-tenanted, community, power and lifestyle shopping centers and malls located in highly trafficked retail corridors, in selected high-barrier to entry markets and sub-markets. We will attempt to identify those sub-markets with constraints on the amount of additional property supply will make future competition less likely.

•	Fee interests in improved, multi-tenanted, industrial properties located near major transportation arteries and distribution corridors with limited management responsibilities.

•	Fee interests in improved, multi-tenanted, office properties located near major transportation arteries in urban and suburban areas.

•	Fee interests in lodging properties located near major transportation arteries in urban and suburban areas.

We expect that all of the properties will be owned by subsidiary limited partnerships or limited liability companies. These subsidiaries will be single-purpose entities that we create to own a single property, and each will have no assets other than the property it owns. These entities represent a useful means of shielding our operating partnership from liability under state laws and will make the underlying properties easier to transfer. However, tax law disregards single-member LLCs and so it will be as if the operating partnership owns the underlying properties for tax purposes. Use of single-purpose entities in this manner is customary for REITs.

Our independent directors are not required to approve all transactions involving the creation of subsidiary limited liability companies and limited partnerships that we intend to use for investment in properties on our behalf. These subsidiary arrangements are intended to ensure that no environmental or other liabilities associated with any particular property can be attributed against other properties that the operating partnership or we will own. The limited liability aspect of a subsidiary’s form will shield parent and affiliated (but not subsidiary) companies, including the operating partnership and us, from liability assessed against it. No additional fees will be imposed upon the REIT by the subsidiary companies’ managers and these subsidiaries will not affect our stockholders’ voting rights.

Shares Currently Outstanding

As of November 5, 2007, there were 12,601,756 shares of our common stock outstanding. The number of shares of our common stock outstanding prior to this date does not include shares issuable upon exercise of options which may be granted under our stock option plan.

Risk Factors

As a result of the broadening of the scope of our eligible investments to include the acquisition, holding and disposition of hotels the section of the Prospectus captioned “Real Estate Investment Risks” is supplemented by a new subsection captioned “Lodging Industry Risks,” to be located at after the section captioned “Residential Industry Risks” on p. 40 of the Prospectus and consisting of the following new risk factors:

Lodging Industry Risks

Although, except as described in “Real Property Investments—Specified Investments,” we do not currently own properties or other investments, we have not obtained any financing and we do not currently conduct any operations, some of the properties that we intend to own and operate may consist of lodging properties. Our lodging properties will be subject to the various risks discussed above. In addition, they will be subject to the risks discussed below.

We may be subject to the risks of hotel operations. Our sponsor has acquired Extended Stay Hotels and our board of directors has expanded our eligible investments to include the acquisition, holding and disposition of hotels. Our hotels will be subject to all of  the risks common to the hotel industry. These risks could adversely affect hotel occupancy and the rates that can be charged for hotel rooms as well as hotel operating expenses, and generally include:

•	increases in supply of hotel rooms that exceed increases in demand;
•	increases in energy costs and other travel expenses that reduce business and leisure travel;

•	reduced business and leisure travel due to continued geo-political uncertainty, including terrorism;
•	adverse effects of declines in general and local economic activity;

•	adverse effects of a downturn in the hotel industry; and
•	risks generally associated with the ownership of hotels and real estate, as discussed below.

If we invest in lodging properties, such properties will be operated by a third-party management company and could be adversely affected if that third-party management company, or its affiliated brands, experiences negative publicity or other adverse developments. Any lodging properties we may acquire are expected to be operated under brands owned by an affiliate of our sponsor and managed by a management company that is affiliated with such brands. Because of this concentration, negative publicity or other adverse developments that affect that operator and/or its affiliated brands generally may adversely affect our results of operations, financial condition, and consequently cash flows thereby impacting our ability to service debt, and to make distributions to our stockholders.

We cannot and will not directly operate our lodging properties and, as a result, our results of operations, financial position, ability to service debt and our ability to make distributions to stockholders are dependent on the ability of our third-party management companies and our tenants to operate our extended stay hotel properties successfully. In order for us to satisfy certain REIT qualification rules, we cannot directly operate any lodging properties we may acquire or actively participate in the decisions affecting their daily operations. Instead, through a taxable REIT subsidiary, or TRS lessee, we must enter into management agreements with a third-party management company, or we must lease our lodging properties to third-party tenants on a triple-net lease basis. We can not and will not control this third-party management company or the tenants who operate and are responsible for maintenance and other day-to-day management of our lodging properties, including, but not limited to, the implementation of significant operating decisions. Thus, even if we believe our lodging properties are being operated inefficiently or in a manner that does not result in satisfactory operating results, we may not be able to require the third-party management company or the tenants to change their method of operation of our lodging properties. Our results of operations, financial position, cash flows and our ability to service debt and to make distributions to stockholders are, therefore, dependent on the ability of our third-party management company and tenants to operate our lodging properties successfully.

We will rely on a third-party hotel management company to establish and maintain adequate internal controls over financial reporting at our lodging properties. In doing this, the property manager should have policies and procedures in place which allows them to effectively monitor and report to us the operating results of our lodging properties which ultimately are included in our consolidated financial statements. Because the operations of our lodging properties ultimately become a component of our consolidated financial statements, we evaluate the effectiveness of the internal controls over financial reporting at all of our properties, including our lodging properties, in connection with the certifications we provide in our quarterly and annual reports on Form 10-Q and Form 10-K, respectively, pursuant to the Sarbanes Oxley Act of 2002. However, we will not control the design or implementation of or changes to internal controls at any of our lodging properties. Thus, even if we believe that our lodging properties are being operated without effective internal controls, we may not be able to require the third-party management company to change its internal control structure. This could require us to implement extensive and possibly inefficient controls at a parent level in an attempt to mitigate such deficiencies. If such controls are not effective, the accuracy of the results of our operations that we report could be affected. Accordingly, our ability to conclude that, as a company, our internal controls are effective is significantly dependent upon the effectiveness of internal controls that our third-party management company will implement at our lodging properties. While we do not consider it likely, it is possible that we could have a significant deficiency or material weakness as a result of the ineffectiveness of the internal controls at one or more of our lodging properties.

If we replace a third-party management company or tenant, we may be required by the terms of the relevant management agreement or lease to pay substantial termination fees, and we may experience significant disruptions at the affected lodging properties. While it is our intent to enter into management agreements with a third-party management company or tenants with substantial prior lodging experience, we may not be able to make such arrangements in the future. If we experience such disruptions, it may adversely affect our results of operations, financial condition and our cash flows, including our ability to service debt and to make distributions to our stockholders.

A TRS structure will subject us to the risk of increased lodging operating expenses. The performance of our TRS lessees will be based on the operations of our lodging properties. Our operating risks include not only changes in hotel revenues and changes to our TRS lessees’ ability to pay the rent due to us under the leases, but also increased hotel operating expenses, including, but not limited to, the following cost elements:

• wage and benefit costs;
• repair and maintenance expenses;
• energy costs;
• property taxes;
• insurance costs; and
• other operating expenses.

 Any increases in one or more these operating expenses could have a significant adverse impact on our results of operations, cash flows and financial position.

A TRS structure will subject us to the risk that the leases with our TRS lessees do not qualify for tax purposes as arms-length which would expose us to potentially significant tax penalties. Our TRS lessees will incur taxes or accrue tax benefits consistent with a “C” corporation. If the leases between us and our TRS lessees were deemed by the Internal Revenue Service to not reflect an arms-length transaction as that term is defined by tax law, we may be subject to tax penalties as the lessor that would adversely impact our profitability and our cash flows.

Our inability or that of our third-party management company or our third-party tenants to maintain franchise licenses could decrease our revenues. Maintenance of franchise licenses for our lodging properties is subject to maintaining our franchisor’s operating standards and other terms and conditions. Franchisors periodically inspect lodging properties to ensure that we, our third-party tenants or our third-party management company maintain their standards. Failure by us or one of our third-party tenants or our third-party management company to maintain these standards or comply with other terms and conditions of the applicable franchise agreement could result in a franchise license being canceled. If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may also be liable to the franchisor for a termination fee. As a condition to the maintenance of a franchise license, our franchisor could also require us to make capital expenditures, even if we do not believe the capital improvements are necessary, desirable, or likely to result in an acceptable return on our investment. We may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If our franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise or to operate the lodging property without a franchise license. The loss of a franchise license could materially and adversely affect the operations or the underlying value of the lodging property because of the loss associated with the brand recognition and/or the marketing support and centralized reservation systems provided by the franchisor. A loss of a franchise license for one or more lodging properties could materially and adversely affect our results of operations, financial condition and our cash flows, including our ability to service debt and make distributions to our stockholders.

We will generally be subject to risks associated with the employment of hotel employees. Any lodging properties we acquire will be leased to a wholly-owned TRS entity and be subject to management agreements with a third-party manager to operate the properties that we do not lease to a third party under a net lease. Hotel operating revenues and expenses for these properties will be included in our consolidated results of operations. As a result, although we do not directly employ or manage the labor force at our lodging properties, we are subject to many of the costs and risks generally associated with the hotel labor force. Our third-party manager will be responsible for hiring and maintaining the labor force at each of our lodging properties and for establishing and maintaining the appropriate processes and controls over such activities. From time to time, the operations of our lodging properties may be disrupted through strikes, public demonstrations or other labor actions and related publicity. We may also incur increased legal costs and indirect labor costs as a result of the aforementioned disruptions, or contract disputes or other events. Our third-party manager may be targeted by union actions or adversely impacted by the disruption caused by organizing activities. Significant adverse disruptions caused by union activities and/or increased costs affiliated with such activities could materially and adversely affect our results of operations, financial condition and our cash flows, including our ability to service debt and make distributions to our stockholders.

The most recent economic slowdown, terrorist attacks, military activity in the Middle East, natural disasters and other world events impacting the global economy had adversely affected the travel and hotel industries, including extended stay hotel properties, in the past and these adverse effects may continue or occur in the future. As a result of terrorist attacks around the world, the war in Iraq and the effects of the economic recession, subsequent to 2001 the lodging industry experienced a significant decline in business caused by a reduction in both business and leisure travel. We cannot presently determine the impact that future events such as military or police activities in the U.S. or foreign countries, future terrorist activities or threats of such activities, natural disasters or health epidemics could have on our business. Our business and lodging properties may continue to be affected by such events, including our hotel occupancy levels and average daily rates, and, as a result, our revenues may decrease or not increase to levels we expect. In addition, other terrorist attacks, natural disasters, health epidemics, acts of war, prolonged U.S. involvement in Iraq or other significant military activity could have additional adverse effects on the economy in general, and the travel and lodging industry in particular. These factors could have a material adverse effect on our results of operations, financial condition, and cash flows, thereby impacting our ability to service debt and ability to make distributions to our stockholders.

We do not have control over the market and business conditions that affect the value of our lodging properties, and adverse changes with respect to such conditions could have an adverse effect on our results of operations, financial condition and cash flows. Hotel properties, including extended stay hotels, are subject to varying degrees of risk generally common to the ownership of hotels, many of which are beyond our control, including the following:

•	increased competition from other existing hotels in our markets;
•	new hotels entering our markets, which may adversely affect the occupancy levels and average daily rates of our lodging properties;

•	declines in business and leisure travel;
•	increases in energy costs, increased threat of terrorism, terrorist events, airline strikes or other factors that may affect travel patterns and reduce the number of business and leisure travelers;

•	increases in operating costs due to inflation and other factors that may not be offset by increased room rates;
•	changes in, and the related costs of compliance with, governmental laws and regulations, fiscal policies and zoning ordinances; and

•	adverse effects of international, national, regional and local economic and market conditions.

Adverse changes in any or all of these factors could have an adverse effect on our results of operations, financial condition and cash flows, thereby adversely impacting our ability to service debt and to make distributions to our stockholders.

The hotel industry is intensely competitive, and, as a result, if our third-party management company and our third-party tenants are unable to compete successfully or if our competitors’ marketing strategies are more effective, our results of operations, financial condition, and cash flows including our ability to service debt and to make distributions to our stockholders, may be adversely affected. The hotel industry is intensely competitive. Our lodging properties compete with other existing and new hotels in their geographic markets. Since we do not operate our lodging properties, our revenues depend on the ability of our third-party management company and our-third party tenants to compete successfully with other hotels in their respective markets. Some of our competitors have substantially greater marketing and financial resources than we do. If our third-party management company and our third-party tenants are unable to compete successfully or if our competitors’ marketing strategies are effective, our results of operations, financial condition, ability to service debt and ability to make distributions to our stockholders may be adversely affected.

The hotel industry is seasonal in nature, and, as a result, our lodging properties may be adversely affected. The seasonality of the hotel industry can be expected to cause quarterly fluctuations in our revenues. In addition, our quarterly earnings may be adversely affected by factors outside our control, such as extreme or unexpectedly mild weather conditions or natural disasters, terrorist attacks or alerts, outbreaks of contagious diseases, airline strikes, economic factors and other considerations affecting travel. To the extent that cash flows from operations are insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may attempt to borrow in order to make distributions to our stockholders or be required to reduce other expenditures or distributions to stockholders.

The increasing use of internet travel intermediaries by consumers may experience fluctuations in operating performance during the year and otherwise adversely affect our profitability and cash flows. Our third party hotel management company will rely upon Internet travel intermediaries such as Travelocity.com, Expedia.com, Orbitz.com, Hotels.com and Priceline.com to generate demand for our lodging properties. As Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from our third-party management company. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. Consumers may eventually develop brand loyalties to their reservations system rather than to our third-party management company and/or our brands, which could have an adverse effect on our business because we will rely heavily on brand identification. If the amount of sales made through Internet intermediaries increases significantly and our third-party management company and our third-party tenants fail to appropriately price room inventory in a manner that maximizes the opportunity for enhanced profit margins, room revenues may flatten or decrease and our profitability may be adversely affected.

Tax Risks

The section of the Prospectus captioned “Real Estate Financing Risks-Tax Risks” on p. 46 of the Prospectus is replaced by the following risk factor:

Investment in lodging facilities requires special REIT compliance. As discussed above in “Risk Factors - Lodging Industry Risks” and below in “Federal Income Tax Considerations” we may invest in lodging facilities in the future. The Internal Revenue Code restricts the way in which a REIT can own, operate and manage lodging facilities in order for it to qualify as a REIT. In general, subject to some very complex rules, a lodging facility owned by a REIT that is not net leased to a third party must be leased to a taxable REIT subsidiary. In addition, the lodging facility must also be operated and managed by a third-party management company that meets certain independent contract requirements; primarily that it not be a related party with respect to the taxable REIT subsidiary or the REIT. As a result, the rental income from such lease would be good income to the REIT. However, a hotel, motel or other such establishment is considered a lodging facility only if it is used on a transient basis (i.e., generally, rooms are rented for periods of less than 30 days). The lodging properties in which we may invest are likely to be extended stay hotels which, by their nature, could entail stays of longer than 30 days. It would be necessary for sufficient controls to be in place to ensure compliance with such transient use requirements. Failure to maintain the proper status of lodging facilities as well as their proper operation and management, as required by the Internal Revenue Code, could jeopardize our REIT status subjecting you to the consequences described in the previous paragraph..

Board of Directors and Executive Officers

Effective September 18, 2007, Michael M. Schurer resigned from his positions as Chief Financial Officer and Treasurer of the REIT. Jenniffer Collins has been appointed by our board of directors as interim Chief Financial Officer and interim Treasurer of the REIT.

Effective September 24, 2007, David Lichtenstein resigned from his position as President of the REIT in order to focus on his roles as Chief Executive Officer and Chairman of the Board of Directors of the REIT. Also effective September 24, 2007, Stephen H. Hamrick was appointed as President of the REIT by the Board of Directors. In connection with this new position and pursuant to the requirements of our Bylaws, Mr. Hamrick resigned from his position as Vice President of Investor Relations of the REIT.

In order to reflect the current composition of the REIT’s board of directors and executive officers and to update biographical information of management already contained in the Prospectus, the section of the Prospectus captioned “Management - Our Directors and Executive Officers” is replaced in its entirety with the following information:

Our Directors

The following table presents certain information as of November 5, 2007 concerning each of our directors serving in such capacity:

Name	Age	Principal Occupation and Positions Held	Year Term of Office Will Expire	Served as a Director Since

David Lichtenstein	46	Chief Executive Officer and Chairman of the Board of Directors	2008	2004
Edwin J. Glickman	74	Director	2008	2005
George R. Whittemore	57	Director	2008	2006
Shawn R. Tominus	47	Director	2008	2006
Bruno de Vinck	61	Chief Operating Officer, Senior Vice President, Secretary and Director	2008	2005

DAVID LICHTENSTEIN is the Chairman of our board of directors and Chief Executive Officer. Mr. Lichtenstein has been a member of our board of directors since June 8, 2004. Mr. Lichtenstein founded both American Shelter Corporation and The Lightstone Group and directs all aspects of the acquisition, financing and management of a diverse portfolio of multi-family, lodging, retail and industrial properties located in 46 states, the District of Columbia, Puerto Rico and Canada. Mr. Lichtenstein is a member of the International Council of Shopping Centers and NAREIT. Mr. Lichtenstein also serves as the Chairman of the board of trustees of Prime Group Realty Trust, a publicly registered REIT trading on the NYSE, as well as Prime Retail, a private company.

EDWIN J. GLICKMAN is one of our independent directors and the Chairman of our audit committee. In January 1995, Mr. Glickman co-founded Capital Lease Funding, a leading mortgage lender for properties net leased to investment grade tenants, where he remained as Executive Vice President until May 2003. Mr. Glickman was previously a trustee of publicly traded RPS Realty Trust from October 1980 through May 1996, and Atlantic Realty Trust from May 1996 to March 2006. Mr. Glickman graduated from Dartmouth College.

GEORGE R. WHITTEMORE is one of our independent directors. Mr. Whittemore also serves as Audit Committee Chairman of Prime Group Realty Trust, as a Director of Village Bank & Trust in Richmond, Virginia and as a Director of Supertel Hospitality, Inc. in Norfolk, Nebraska, all publicly traded companies. Mr. Whittemore previously served as President and Chief Executive Officer of Supertel Hospitality Trust, Inc. from November 2001 until August 2004 and as Senior Vice President and Director of both Anderson & Strudwick, Incorporated, a brokerage firm based in Richmond, Virginia, and Anderson & Strudwick Investment Corporation, from October1996 until October 2001. Mr. Whittemore has also served as a Director, President and Managing Officer of Pioneer Federal Savings Bank and its parent, Pioneer Financial Corporation, from September 1982 until August 1994, and as President of Mills Value Adviser, Inc., a registered investment advisor. Mr. Whittemore is a graduate of the University of Richmond.

SHAWN R. TOMINUS is one of our independent directors. Mr. Tominus is the founder and President of Metro Management, a real estate investment and management company founded in 1994 which specializes in the acquisition, financing, construction and redevelopment of residential, commercial and industrial properties. He also serves as a member of the audit committee of Prime Group Realty Trust, a publicly traded REIT located in Chicago. Mr. Tominus has over 25 years experience in real estate and serves as a national consultant focusing primarily on market and feasibility analysis. Prior to his time at Metro Management, Mr. Tominus held the position of Senior Vice President at Kamson Corporation, where he managed a portfolio of over 5,000 residential units as well as commercial and industrial properties.

BRUNO DE VINCK is our Chief Operating Officer, Senior Vice President, Secretary and a Director. Mr. de Vinck is also a Director of the privately held Park Avenue Bank, and Prime Group Realty Trust, a publicly registered REIT. Mr. de Vinck is a Senior Vice President with the Lightstone Group, and has been employed by Lightstone since April 1994. Mr. de Vinck was previously General Manager of JN Management Co. from November 1992 to January 1994, AKS Management Co., Inc. from September 1988 to July 1992 and Heritage Management Co., Inc. from May 1986 to September 1988. In addition, Mr. de Vinck worked as Senior Property Manager at Hekemien & Co. from May 1975 to May 1986, as a Property Manager at Charles H. Greenthal & Co. from July 1972 to June 1975 and in sales and residential development for McDonald & Phillips Real Estate Brokers from May 1970 to June 1972. From July 1982 to July 1984 Mr. de Vinck was the founding president of the Ramsey Homestead Corp., a not-for-profit senior citizen residential health care facility, and, from July 1984 until October 2004, was Chairman of its board of directors. Mr. de Vinck studied Architecture at Pratt Institute and then worked for the Bechtel Corporation from February 1966 to May 1970.

Our Executive Officers

The following table presents certain information as of November 5, 2007 concerning each of our executive officers serving in such capacities:

Name	Age	Principal Occupation and Positions Held

David Lichtenstein	46	Chief Executive Officer and Chairman of the Board of Directors
Stephen Hamrick	55	President
Bruno de Vinck	61	Chief Operating Officer, Senior Vice President, Secretary and Director
Jenniffer Collins	38	Interim Chief Financial Officer and Interim Treasurer
Joseph Teichman	34	General Counsel

DAVID LICHTENSTEIN for biographical information about Mr. Lichtenstein, see "Management-Directors."

STEPHEN H. HAMRICK is our President and President and CEO of our broker dealer. Mr. Hamrick previously served as our Vice President of Investor Relations. Prior to joining us in July of 2006, Mr. Hamrick served five years as President of Carey Financial Corporation and Managing Director of W.P. Carey & Co. Mr. Hamrick is a member of the Committee on Securities for the American Stock Exchange and The Board of Trustees of The Saratoga Group of Funds. In the 1990s, Mr. Hamrick developed an electronic trading business utilized by the institutional customers of Cantor Fitzgerald, including brokerage firms and banks, to trade privately held securities; spent two years as CEO of a full-service, investment brokerage business at Wall Street Investor Services, where he executed a turnaround strategy and the ultimate sale of that business; and served as Chairman of Duroplas Corporation, a development stage company building on proprietary technology that enables the production of thermoplastic compounds. From 1988 until 1994, Mr. Hamrick headed up Private Investments at PaineWebber Incorporated and was a member of the firm’s Management Council. From 1975 until joining PaineWebber, he was associated with E.F. Hutton & Company, holding positions ranging from Account Executive to National Director of Private Placements. Mr. Hamrick has served on the Listings Panel for NASDAQ, as Chairman of the Securities Industry Association’s Direct Investment Committee and as Chairman of the Investment Program Association. He is a Certified Financial Planner and was graduated with degrees in English and Economics from Duke University.

BRUNO DE VINCK for biographical information about Mr. de Vinck, see "Management-Directors."

JENNIFFER COLLINS is our interim Chief Financial Officer and interim Treasurer and previously served as our Controller from October of 2006 until September of 2007. Prior to joining us, Mrs. Collins served as the Corporate Controller for Orchid Cellmark, Inc., a publicly traded bio-technology company, from February 2004 through October 2006. From August 2001 through January 2004, Mrs. Collins served as the Director of Finance and Investor Relations for Tellium, Inc., an optical switching company which was purchased by Zhone Technologies, Inc. in November of 2003. Prior to that, Mrs. Collins spent two years at Keynote Systems, Inc., a start up internet services company that went public in September of 1998. Mrs. Collins has over seven years experience in public accounting including a position with PricewaterhouseCoopers in the audit practice for the real estate group. She earned her CPA in New Jersey in 1993 and graduated with a B.S. in accounting from Lehigh University.

JOSEPH E. TEICHMAN is our General Counsel and also serves as General Counsel of our advisor and sponsor. Prior to joining us in January 2007, Mr. Teichman practiced law at the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP in New York, NY from September 2001 to January 2007. Mr. Teichman earned a J.D. from the University of Pennsylvania Law School and a B.A. from Beth Medrash Govoha, Lakewood, NJ. Mr. Teichman is licensed to practice law in New York and New Jersey.

Other Principals of the Sponsor

PEYTON OWEN is President and Chief Operating Officer of the Lightstone Group.  Prior to joining the Lightstone Group in July 2007, Mr. Owen served as President and CEO of Equity Office Properties LLC from February 2007 to June 2007, as Executive Vice President and Chief Operating Officer of Equity Office Properties Trust from October 2003 to February 2007, and as Chief Operating Officer of Jones Lang LaSalle Inc’s Americas Region from April 1999 to October 2003.  Prior to April 1999, Mr. Owen held positions as Executive Vice President and Chief Operating Officer, Chief of Staff, and Leasing Director with LaSalle Partners, Inc., and as Regional Sales Director at Liebherr-America, Inc.  Mr. Owen earned a Bachelor of Science in Mechanical Engineering at the University of Virginia and a Masters of Business Administration from the University of Virginia’s Darden School.

ROBERT A. BRVENIK is President of the Lightstone Group’s retail subsidiary, Prime Retail, Inc. (“Prime”). Mr. Brvenik joined Prime in 2000 as its Chief Financial Officer and was promoted to President upon the Lightstone Group’s acquisition of Prime in November 2003. Prior to joining Prime, Mr. Brvenik served in several key capacities including chief financial officer, chief operating officer, director of development and senior leasing representative over a 13 year career at Pyramid Management Group, Inc. Mr. Brvenik also held positions at Arthur Andersen & Co. and Citicorp. Mr. Brvenik is a Certified Public Accountant and holds a Bachelor of Science in accounting from Utica College of Syracuse University.

JEFFREY A. PATTERSON is the President and Chief Executive Officer of the Lightstone Group’s office subsidiary, Prime Group Realty Trust (“PGRT”). Mr. Patterson has served in various capacities at PGRT since 1997 and had previously served as Executive Vice President at The Prime Group, Inc., as Director of Development at Tishman Speyer Properties and as a Senior Financial Analyst at Metropolitan Life Insurance Company's Real Estate Investment Group. Mr. Patterson is an associate member of the Urban Land Institute and a member of the National Association of Real Estate Investment Trusts.

JOSHUA KORNBERG is Senior Vice President, Director of Acquisitions for the Lightstone Group. Prior to joining the Lightstone Group in 2006, Mr. Kornberg developed more than 10 years of experience in acquisitions, development, and asset management with The RREEF Funds, Morgan Stanley and TrizecHahn. Mr. Kornberg holds an MBA from York University with a dual specialization in Finance and Real Estate.

PAMELA Z. MEADOWS is Senior Vice President of Human Resources for the Lightstone Group and Prime. Ms. Meadows began her career in the accounting department of Prime in 1992, was instrumental in the formation of Prime’s human resources department in 1994 and on an ongoing basis, has helped to manage the integration of The Lightstone Group’s various acquired properties and businesses. Prior to joining Prime Retail, Ms. Meadows served in various capacities over a seven year period with Shopco Management. Ms. Meadows, a graduate of the University of Maryland, is an active member of the Society of Human Resources and the National Payroll Administration.

Investment Objectives and Policies

The following information replaces the section of our Prospectus captioned “Investment Objectives and Policies-General” on p. 90 of the Prospectus.

Our primary objective is to achieve capital appreciation with a secondary objective of income without subjecting principal to undue risk. We intend to achieve this goal primarily through investments in real estate properties.

We intend to acquire residential and commercial properties. Our acquisitions may include both portfolios and individual properties. We expect that our commercial holdings will consist of retail (primarily multi-tenanted shopping centers), lodging (primarily extended stay hotels), industrial and office properties and that our residential properties will be principally comprised of “Class B” multi-family complexes.

Unlike other REITs, which typically specialize in one sector of the real estate market, we intend to invest in both residential and commercial properties to provide a more general risk profile and take advantage of our sponsor’s expertise in acquiring larger properties and portfolios of both residential and commercial properties.

The following is descriptive of our investment objectives and policies:

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Reflecting a flexible operating style, our portfolio is likely to be diverse and include properties of different types (such as retail, office, industrial and residential properties); both passive and active investments; and joint venture transactions. The portfolio is likely to be determined largely by the purchase opportunities that the market offers, whether on an upward or downward trend. This is in contrast to those funds that are more likely to hold investments of a single type, usually as outlined in their charters.

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We may invest in properties that are not sold through conventional marketing and auction processes. Our investments may be at a dollar cost level lower than levels that attract those funds that hold investments of a single type.

•	We may be more likely to make investments that are in need of rehabilitation, redirection, remarketing and/or additional capital investment.

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We may place major emphasis on a bargain element in our purchases, and often on the individual circumstances and motivations of the sellers. We will search for bargains that become available due to circumstances that occur when real estate cannot support the mortgages securing the property.

•	We intend to pursue returns in excess of the returns targeted by real estate investors who target a single type of property investment.

We cannot assure you that we will attain these objectives.

Real Estate Investments

The following information replaces the section of our Prospectus captioned “Investment Objectives and Policies-Real Estate Investments” on p. 92 of the Prospectus.

We may make equity investments in real estate; such investments will be made through the purchase of all or part of a fee simple ownership or a more limited form of ownership, or all or part of a leasehold interest. Investment in an equity interest will give us a right to part or all of the cash flow and capital appreciation generated by the property after satisfaction of liens on the property. Liens usually include the payment of principal and interest on mortgage loans, real estate taxes and other assessments. We may also purchase limited partnership interests, limited liability company interests and other equity securities.

We will invest in real estate that our advisor believes is available for less than its estimated worth. During the period we hold real estate, we may develop or redevelop the property, make tenant improvements or make certain onsite and offsite improvements. We may be required to maintain the property, pay property taxes and carry insurance on the property. We may elect to finance or refinance some of our real estate holdings by borrowing against them, generally on a nonrecourse basis. We intend to acquire both portfolios and individual properties on a geographically diverse basis.

Building classifications in most markets refer to Class “A”, “B”, “C” and sometimes “D” properties. Class “A”, “AA” and “AAA” properties are typically newer buildings with superior construction and finish in excellent locations with easy access, are attractive to creditworthy tenants and offer valuable amenities such as on-site management or covered parking. These buildings command the highest rental rates in their market. As the classification of a building decreases (e.g. Class “A” to Class “B”), one building attribute or another becomes less desirable. We expect that our commercial holdings will consist of retail (primarily multi-tenanted shopping centers), lodging (primarily extended stay hotels), industrial and office properties and that our residential properties will be principally comprised of “Class B” multi-family complexes.

Asset Repositionings. We will attempt to identify and execute value-creation plans through a program of aggressive asset management. We will focus on opportunities characterized by properties that are under-performing relative to comparable assets due to inadequate management or unresolved conflicts among existing owners, lenders, tenants and managers. These situations often offer attractive risk-adjusted returns through recapitalization and the subsequent redevelopment or repositioning of the underlying real estate.

Acquisition Strategy

The following information replaces the section of our Prospectus captioned “Investment Objectives and Policies-Acquisition Strategy” on p. 93 of the Prospectus.

We intend to acquire residential and commercial properties. Our acquisitions may include both portfolios and individual properties. We expect that our commercial holdings will consist of retail (primarily multi-tenanted shopping centers), lodging (primarily extended stay hotels), industrial and office properties and that our residential properties will be principally comprised of “Class B” multi-family complexes. Building classifications in most markets refer to Class “A”, “B”, “C” and sometimes “D” properties. Class “A”, “AA” and “AAA” properties are typically newer buildings with superior construction and finish in excellent locations with easy access, are attractive to creditworthy tenants and offer valuable amenities such as on-site management or covered parking. These buildings command the highest rental rates in their market. As the classification of a building decreases (e.g. Class “A” to Class “B”), one building attribute or another becomes less desirable.

We expect that we will acquire the following types of real estate interests:

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Fee interests in market-rate, middle market multifamily properties at a discount to replacement cost located either in emerging markets or near major metropolitan areas. We will attempt to identify those sub-markets with job growth opportunities and demand demographics which support potential long-term value appreciation for multifamily properties.

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Fee interests in well-located, multi-tenanted, community, power and lifestyle shopping centers and malls located in highly trafficked retail corridors, in selected high-barrier to entry markets and sub-markets. We will attempt to identify those sub-markets with constraints on the amount of additional property supply will make future competition less likely.

•	Fee interests in improved, multi-tenanted, industrial properties located near major transportation arteries and distribution corridors with limited management responsibilities.

•	Fee interests in improved, multi-tenanted, office properties located near major transportation arteries with limited management responsibilities.

•	Fee interests in lodging properties located near major transportation arteries in urban and suburban areas.

Real Property Investments

General

The following information replaces the section of our Prospectus captioned “Real Property Investments-General” on p. 105 of the Prospectus.

We intend to acquire a portfolio of residential and commercial properties, principally in the continental United States. We expect that our commercial holdings will consist of retail (primarily multi-tenanted shopping centers), lodging (primarily extended stay hotels), industrial and office properties and that our residential properties will be principally comprised of “Class B” multi-family complexes. For a definition of “Class B” properties, see “Investment Objectives and Policies—Real Estate Investments.” We do not intend to invest in:

•	single family residential properties;

•	leisure home sites;

•	farms;

•	ranches;

•	timberlands;

•	unimproved properties not intended to be developed; or

•	mining properties.

See the section of the Prospectus captioned “Investment Objectives and Policies” generally pertaining to our policies relating to the maintenance, operation and disposition of our properties.

As indicated under “Real Property Investments”, we intend to invest in lodging facilities (primarily extended stay hotels). Our initial prospectus, dated May 23, 2005, indicated that we did not intend to invest in hotels or motels but subsequent events caused the board of directors to change our investment objectives and policies to include the possibility of investing in lodging facilities. The reasons for such change include the expertise of our sponsor who acquired Extended Stay Hotels and its management team which owns and operates 684 extended stay hotels. The ability to draw upon their expertise, the intense competition in the real estate market for all types of assets and the ability to better diversify the REIT’s portfolio, caused our board of directors to review our investment objectives and expand them to include lodging facilities.

Specified Investments

The following information supplements the section of our Prospectus captioned “Real Property Investments-Specified Investments” on p. 105 of the Prospectus and Supplement No 19 dated March 23, 2007 and shall be located at the end of such section:

Brazos Crossing Mall

The section of our Prospectus captioned “Real Property Investments-Specified Investments” on p. 105 of the Prospectus is supplemented by a new subsection captioned “Brazos Crossing Mall,” to be located at the end of such section and consisting of the following information.

On June 29, 2007, a subsidiary of our operating partnership acquired a six acre land parcel in Lake Jackson, Texas for immediate development of a 61,287 square foot power center. The land was purchased for $1.65 million cash and was funded 100% from the proceeds of our Offering. Upon completion in January 2008, the center will be occupied by three high quality triple net tenants: Pet Smart, Office Depot and Best Buy.

The purchase and sale agreement (the “Land Agreement”) for this transaction was negotiated between Lake Jackson Crossing Limited Partnership (formerly an affiliate of our sponsor) and Starplex Operating, LP, an unaffiliated entity (the "Land Seller"). Prior to the closing, a 99% limited partnership interest in the Lake Jackson Limited Partnership was assigned to our operating partnership, and the membership interests in Brazos Crossing LLC (the 1% general partner of the Lake Jackson Limited Partnership) were assigned to the REIT.

The land parcel was acquired at what represents a $2.1 million discount from the expressed $3.75 million purchase price, with such difference being subsidized and funded by a retail affiliate of our sponsor. The sale of the land parcel was a condition of the Land Seller’s agreement to execute a new movie theater lease at our sponsor affiliate’s nearby retail mall. The REIT and its operating partnership own a 100% fee simple interest in the land parcel and the improvements currently being constructed. Our sponsor’s affiliate will receive no future benefit or ownership interests from this transaction.

A commitment for up to $8.2 million of construction to permanent financing has been received from Compass Bank. The interest rate on the loan will be Libor plus 150 bps. The total cost of the project, inclusive of project construction, tenant incentives, leasing costs, and land is estimated at $10.2 million. Because the debt financing for the acquisition may exceed certain leverage limitations of the REIT, the Board, including all of its independent directors, will be required to approve any leverage exceptions as required by the REIT’s Articles of Incorporation.

Three tenants will occupy 100% of the property’s rentable square footage. The following table sets forth the name, business type, primary lease terms and certain other information with respect to each of these major tenants:

Name of Tenant	Business Type	Square Feet Leased	Percentage of Leasable Space	Annual Rent Payments	Lease Term From Commencement	Party with Renewal Rights
Best Buy	Electronics retailer	20,200	32.9%	$260,000	10 years	Tenant
Office Depot	Office supplies retailer	21,000	34.3%	$277,200	10 years	Tenant
Petsmart	Pet supply retailer	20,087	32.8%	$231,001	10 years	Tenant

St. Augustine - Land Acquisition

During the fourth quarter of 2007, the REIT, closed on the acquisition of an 8.5 acre undeveloped land parcel for $2.75 million which is intended to be used for further development of the adjacent Belz Outlet mall, owned by the REIT. Development rights to the land parcel are to be purchased at an additional cost of $1.3 million. We currently expect to open the planned renovation and expansion of the center, approximately 65,000 square feet, during the second quarter of 2009. The cost for the renovation and expansion of the outlet mall is expected to approximate $28 million. Numerous established brands have expressed interest in establishing a presence in the expanded and renovated outlet mall.

Although the REIT expects to fund the cost of the project from retained cash flow from operations or third party debt in the public or private capital markets, there can be no assurance that the REIT will be successful in obtaining the required amount of equity capital or debt financing for the planned project or that the terms of such capital raising activities will be as favorable as those experienced in prior periods. If adequate financing for the renovation and expansion is not available, the REIT may not be able to renovate and expand the center.

Camden Apartment Communities

On October 15, 2007, the REIT, as general partner of our operating partnership, entered into an Improved Commercial Property Earnest Money Contract with Camden Operating, L.P., a Delaware Limited Partnership (the “Earnest Money Contract”) for the acquisition of five apartment communities (the “Camden Properties”) located in Tampa, FL (one property), Charlotte, North Carolina (two properties) and Greensboro, North Carolina (two properties) for a purchase price of $97.35 million exclusive of transaction costs and financing fees (the “Camden Transaction”).

Pursuant to the Earnest Money Contract, we made an initial earnest money deposit of $2 million, to be held in escrow pending a successful closing of the Camden Transaction. The escrow amount shall be applied to the purchase price due and payable at such closing.
The Camden Properties, built between 1980 and 1987, are comprised of 1,576 apartment units, in the aggregate, contain a total of 1,124,249 net rentable square feet, and were approximately 94% occupied as of October 12, 2007.
In evaluating the Camden Properties as a potential acquisition and determining the appropriate amount of consideration to be paid for the Camden Properties, we have considered a variety of factors, including location of the Camden Properties, demographics, quality of tenants, duration of in-place leases, strong occupancy and the fact that the overall rental rates at the Camden Properties are below comparable market rates.

Although we believe that the acquisition of the Camden Properties is probable and expect to acquire the Camden Properties on November 16, 2007, provided that we have completed our due diligence review of the properties to our satisfaction, there can be no assurances that this acquisition will be consummated.

Houston Extended Stay Hotels

On October 17, 2007, the REIT, through TLG Hotel Acquisitions LLC, a wholly owned subsidiary of our operating partnership (together with such subsidiary, the “Houston Partnership”), acquired two hotels located in Houston, TX (the “Katy Hotel”) and Sugar Land, TX (the “Sugar Land Hotel” and together with the Katy Hotel, the “Hotels”) from Morning View Hotels - Katy, LP, Morning View Hotels - Sugar Land, LP and Point of Southwest Gardens, Ltd., pursuant to an Asset Purchase and Sale Agreement. The seller is not an affiliate of the REIT or its subsidiaries.

The Katy Hotel, built in 1998, is located on approximately 2.3 acres and has 145 rooms including 68 standard suites, 28 standard executive rooms, 14 deluxe standard rooms, 32 standard double rooms and 3 Deluxe Double Suites. The Sugar Land Hotel, built in 2000, is located on approximately 3.5 acres and has 145 rooms including 68 standard suites, 28 standard executive rooms, 14 deluxe standard rooms, 32 standard double rooms and 3 Deluxe Double Suites.

The Hotels were recently remodeled by the previous owner, however the REIT intends to make a $2.8 million dollar investment in capital expenditures to convert the Hotels to Extended Stay Deluxe (“ESD”) brand properties. The ESD brand is under license from an affiliate within the Extended Stay Hotels group of companies. Extended Stay Hotels group of companies The REIT expects these additional renovations to be conducted over a 1-year period and will include implementing ESD’s national reservation system, new carpeting, new paint, new signage, exterior façade improvements, re-stripping parking lot, guest room upgrades, landscaping and constructing pools.

Extended stay hotels are ideal for business travel, temporary housing or weekend getaways. Guests can count on clean, comfortable suites with wireless high-speed internet access, separate living, dining and sleeping areas, ample work space, a fully-equipped kitchen and on-site laundry. ESD offers larger upscale accommodations, an expanded cable television package, a DVD player in every room, printer stations in the lobby, pillow-top mattresses and MP3-ready alarm clocks. Most ESD hotels also include a combination of swimming pools, spas, exercise rooms, ovens and dishwashers.

The acquisition price for the Hotels was $16 million inclusive of closing costs. In connection with the transaction, the REIT’s advisor received an acquisition fee equal to 2.75% of the contract price ($15.2 million), or approximately $418,000.

The acquisition was funded through a combination of $6.0 million in offering proceeds and approximately $10 million in loan proceeds from a floating rate mortgage loan secured by the Hotels.

The REIT has established a taxable subsidiary, LVP Acquisitions Corp. (“LVP Corp”), which has entered into operating lease agreements with each of the Katy Hotel and the Sugar Land Hotel, respectively, and LVP Corp. has entered into management agreements with HVM L.L.C., a controlled affiliate of our sponsor, for the management of the hotels.

The Loan

In connection with the acquisition of the Hotels, the Houston Partnership along with ESD #5051 - Houston - Sugar Land, LLC and ESD #5050 - Houston - Katy Freeway, LLC, its wholly owned subsidiaries (the “Houston Borrowers”) secured a mortgage loan from Bank of America, N.A. in the principal amount of $12.85 million, which includes up to an additional $2.8 million of renovation proceeds which will be borrowed as the renovation proceeds.

The mortgage loan has a term of one year with the option of a 6-month term extension, bears interest on a daily basis expressed as a floating rate equal to the lesser of (i) the maximum non-usurious rate of interest allowed by applicable law or (ii) the British Bankers Association Libor Daily Floating Rate plus one hundred seventy-five basis points (1.75%) per annum rate and requires monthly installments of interest only through the first 12 months. The mortgage loan will mature on October 16, 2008, subject to the 6-month extension option described above, at which time payment of the entire principal balance, together with all accrued and unpaid interest and all other amounts payable thereunder will be due. The mortgage loan will be secured by the Hotels and will be non-recourse to the REIT.

In connection with the Loan, the REIT guaranteed the complete performance of the Houston Borrowers’ obligations with respect to the renovations and certain other customary guarantees.

Federal Income Tax Considerations

The following information replaces the second paragraph in the section of our Prospectus captioned “Federal Income Tax Considerations” on p. 137 of the Prospectus:

Beginning with 2006, we elected to be taxable as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder and receive the beneficial federal income tax treatment described below, and we intend to continue operating as a REIT so long as REIT status remains advantageous. However, we cannot assure you that we will meet the applicable requirements under federal income tax laws, which are highly technical and complex.

The following information replaces the second paragraph on p. 142 of the Prospectus, in the section of our Prospectus captioned “Federal Income Tax Considerations-Taxation-General”:

Rent from a particular tenant will not qualify if we, or an owner of 10% or more of our stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more assets or net profits of, the tenant (subject to certain exceptions). As described below, we expect that amounts received from taxable REIT subsidiaries we may form to facilitate our acquisition of lodging facilities will satisfy the conditions of the exception for rents received from a taxable REIT subsidiary with the result that such amounts will be considered rents from real property.

The following information replaces the first paragraph on p. 147 of the Prospectus, in the section of our Prospectus captioned “Federal Income Tax Considerations-Taxation-General”:

Additionally, a REIT may own the stock of a “taxable REIT subsidiary.” A taxable REIT subsidiary is a corporation (other than another REIT) that is owned in whole or in part by a REIT, and joins in an election with the REIT to be classified as such. A corporation that is 35% owned by a taxable REIT subsidiary will also be treated as a taxable REIT subsidiary. A taxable REIT subsidiary may not be a qualified REIT subsidiary, and vice versa. As described below regarding the 75% Gross Income Test, a taxable REIT subsidiary is utilized in much the same way an independent contractor is used to provide types of services without causing the REIT to receive or accrue some types of non-qualifying income. For purposes of the 25% Asset Test, securities of a taxable REIT subsidiary are excepted from the 10% vote and value limitations on a REIT’s ownership of securities of a single issuer. However, no more than 20% of the value of a REIT may be represented by securities of one or more taxable REIT subsidiaries. In addition to using independent contractors to provide services in connection with the operation of our properties, we may also use taxable REIT subsidiaries to carry out these functions. We may form a subsidiary and jointly make the election that would cause such subsidiary to be treated as a taxable REIT subsidiary in order to allow for our acquisition of lodging facilities in the future. It would be our intention to lease all acquired lodging facilities to such taxable REIT subsidiary, or its subsidiaries.

The following information supplements the section of our Prospectus captioned “Federal Income Tax Consideration-Taxation,” such information to be located following the seventh paragraph on p. 142 of the Prospectus:

Amounts received as rent from a taxable REIT subsidiary are not excluded from rents from real property by reason of the related party rules described above, if the activities of the taxable REIT subsidiary and the nature of the properties it leases meet certain requirements. Generally, amounts received by us from our taxable REIT subsidiary with respect to any lodging facilities we own will be considered rents from real property only if the following conditions are met:

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Each lodging facility must not be managed or operated by us or the taxable REIT subsidiary to which it is leased, but rather much be managed or operated by an eligible independent contractor that qualifies for federal tax purposes as an independent contractor that is actively engaged in the trade or business of operating lodging facilities for persons not related to us or the taxable REIT subsidiary. The test for such independent contractor’s eligibility is made at the time the independent contractor enters into a management agreement or other similar service contract with the taxable REIT subsidiary to operate the lodging facility;

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The lodging facility is a hotel, motel or other establishment, and more than one-half of the dwelling units in such lodging facility are used on a transient basis. A dwelling unit is generally understood to be used on a transient basis if, for more than one half of the days in which such unit is used on a rental basis during a taxable year, it is used by a tenant or series of tenants each of whom uses the unit for less than thirty days;

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The taxable REIT subsidiary may not directly or indirectly provide to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility is operated, except with respect to an independent contractor in relation to facilities it manages for or leases from us; and

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No wagering activities may be conducted at or in connection with our lodging facilities by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business.

We expect that all lodging facilities we acquire will be operated in accordance with these requirements with the result that amounts received from the taxable REIT subsidiary will be considered rents from real property. The taxable REIT subsidiary will pay regular corporate rates on any income it earns from the lease of our lodging facilities. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants whose terms are not on an arm’s-length basis.